

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2010

Bart Demosky
Chief Financial Officer
Suncor Energy Inc.
112 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V5

     Re: Suncor Energy Inc.
            Form 40-F for Fiscal Year Ended December 31, 2009
            Filed March 5, 2010
            File No. 1-12384

Dear Mr. Demosky:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2009

Annual Information Form

Required U.S. Oil and Gas Disclosure

1.   Your disclosure states that you received an exemption from Canadian securities regulatory authorities permitting you to report your reserves in accordance with rules and regulations of the U.S. Securities and Exchange Commission. Since you have chosen to and received an exemption to report your reserves in accordance with the rules of the U.S. Securities and Exchange Commission, you are required to comply fully with the U.S. disclosure requirements relating to your oil and gas producing activities pursuant to Subpart 1200 of Regulation S-K. As such, please address each of the comments issued below regarding your disclosure of oil and gas producing activities.

Summary of Oil and Gas Reserves After Royalties, page 31

2.	Tell us how you considered Regulation S-K, Item 1202(a)(2), which requires separate disclosure for countries containing 15% of more of proved reserves. It appears that this rule may require separate reporting of your Canadian and U.S. reserves, and possibly the reserves in other countries.

3.	Please add the disclosure regarding proved undeveloped reserves required by Regulation S-K, Item 1203(b), (c) and (d) or explain how your current disclosure complies or why you do not believe this disclosure is required.

4.	We note your disclosure at page 27 regarding your reserves evaluation process and controls, and the statement in the report of RPS Energy Ltd. that you use your own staff to prepare some of your reserves estimates. Please disclose the qualifications of the technical person at your company who is primarily responsible for overseeing the preparation of the reserves estimates. See Item 1202(a)(7) of Regulation S-K.

Schedules E, F and G

5.	Please obtain revised reports from GLJ Petroleum Consultants Ltd., Sproule Associates Limited and RPS Energy Ltd. that disclose the relevant benchmark prices and weighted average prices from the total company reserve report. See Item 1202(a)(8)(v) of Regulation S-K. Such weighted average prices should be provided by the geographic area required to be provided in the reserves table pursuant to Item 1202(a)(2) of Regulation S-K.

6.	We note the statements in the reports by GLJ Petroleum Consultants Ltd. and Sproule Associates Limited regarding the exclusion of certain of your abandonment and reclamation costs or obligations. Please advise us regarding the extent of such costs or obligations and tell us why they were not considered in the reserves evaluations.

Schedule F

7.	With regard to the report from Sproule Associates Limited, the exclusivity section states in part, "This report is solely for the information of Suncor and for the information and assistance of its independent public accountants in connection with their review of, and report upon, the financial statements of Suncor." As Item 1202(a)(8) of Regulation S-K requires this report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Schedule G

8.	With regard to the report of RPS Energy Ltd., while we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted engineering and evaluation principles." Please request of RPS Energy Ltd. an explanation of the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

9.   Finally with regard to the report of RPS Energy Ltd., please obtain a revised report that includes the disclosure required by Regulation S-K, Item 1202(a)(8). For example, the current report does not address the primary economic assumptions, the inherent uncertainties of reserves estimates, or the possible effects of regulation on the ability of the registrant to recover the estimated reserves.

Consolidated Statements of Earnings, page 64

10.   We note that you have restated your results of operations for 2008 and 2007 and your financial position at December 31, 2008. Please explain to us the nature of the restatements. Also tell us why you have not included an explanation of the restatements in footnote disclosure and why your audit report does not refer to the restated financial statements.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director